

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2024

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street, Suite 1460
Boise, ID 83702

   Re: Idaho Copper Corporation
     Form 10-K for the Fiscal Year Ended January 31, 2024
     Filed May 15, 2024
     Form 8-K Filed October 8, 2024
     File No. 333-108715

Dear Andrew Brodkey:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2024

Item 2. Properties, page 7

1. Please revise to include the information required by Item 1304(b) of Regulation S-K, including:

- the location of your property, accurate to within one mile, using an easily recognizable coordinate system,
- the total cost or book value of the property, and
- a brief description of any significant encumbrances to the property, including current and future permitting requirements and the associated timelines and conditions.

2.   If you are claiming mining resources on your property please disclose the mineral resources in your annual filing, along with the price, cut-off grade, metallurgical recovery factor, and the specific point of reference, as required by Item 1304(d) of Regulation S-K.

         The revised technical report summary should be filed as an exhibit to your filing as required by Item 1302(2)(i) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-7

3.   We note that $395,735 of expenses were paid by parent company in 2023. If an equity contribution, tell us where such equity contribution is located in the Statement of Changes in Stockholders' Deficit and in the Non-cash financing activities of the Statement of Cash Flows for 2023.

4.   We note Proceeds from a note payable of $361,000 in 2023. Given that the Balance Sheet does not present Notes Payable, revise the Statement of Cash Flows to reflect the appropriate line item for such proceeds.

5.   We note that Convertible notes payable increased by $405,570 between 2023 and 2024 per the Balance Sheet on page F-4. However, the Statements of Cash Flows for 2024 shows proceeds of $202,200. Please clarify or revise.

Note 1 - Nature of Operations, page F-8

6.   We note the audited June 30, 2022 and interim December 31, 2022 financial statements of ICUMO in the Form 8-K/A filed on February 14, 2023 and note that the pro forma financial statements applied purchase accounting, rather than the reverse merger accounting that is described in Note 1. The reverse merger accounting is first described in the October 31, 2023 Form 10-Q filed on December 20, 2023. Additionally, we note that Convertible Notes and Bond Liabilities values in the April 30, 2023 Form 10-Q filed on June 14, 2023 differ significantly from the values in the December 31, 2022 financial statements of ICUMO. Please explain the differences and how you applied reverse merger accounting.

Note 2 - Summary of Significant Accounting Policies
Unproven Mineral Right Interests, page F-10

7.   Given that the Company has no Unproven Mineral Rights Interests nor Long-lived Assets, please consider re-wording the policies associated with these assets here and elsewhere to indicate these will be the policies when you have such assets.

Note 3 - Reclamation Bonds and Provisions, page F-12

8.   We note your disclosure in Note 3 that you have recorded provisions for estimated reclamation costs and that such provisions are comprised of deposits to the Bureau of Land Management, the United States Forest Service, the third-party provider of the surety, and other agencies. Additionally, we note your accounting policy on page F-11 for Reclamation Provision, which indicates that at January 31, 2024, there are no costs, as production has not yet commenced. Please reconcile these disclosures and tell us how much the provision is and where such provision is located on the Balance Sheet as of January 31, 2024.

Note 4 - Convertible Notes, page F-12

9.   Please clarify or revise to clearly describe the property noted as collateral in the table in Note 4 for each of your convertible notes. In this regard, we note no property asset in your balance sheet.

10. Please provide detailed information as to the transaction resulting in the loss on extinguishment of debt of $1,774,000 in 2023. Tell us the amount issued, conversion price, number of warrants and exercise price of the convertible notes that were originally issued by ICUMO and how the loss was determined due to the replacement notes and warrants. In this regard, we note from the interim December 31, 2022 financial statements of ICUMO included in Form 8-K/A filed on February 14, 2023 that ICUMO had convertible notes of $3,674,000. Additionally, we note the disclosure on page 2 regarding the private placement by ICUMO of $898,000 of notes and 8,980,000 warrants and the subsequent exchange by the Company and the holders of the notes and warrants and that the notes issued on January 23, 2023 listed in Note 4 total $898,000 and the warrants total 8,980,000.

Note 5 - Bond Liabilities, page F-13

11. Please revise to describe the nature of these bond liabilities and how they were originated. In addition, disclose the key features of these liabilities including, if any, but not limited to, payment installment, interest rate, payment and due dates, and the accounting for these bond liabilities. See ASC 470-10-50.

Note 7 - Stockholders' Equity, page F-13

12. We note you entered into Unit Subscription Purchase Agreements with purchasers for an aggregate of 23 Units at a price of $12,000 per Unit on January 12, 2024. We also note the same date on page 13. However, the disclosures in Form S-1/A Amendment No. 1 filed on September 19, 2024 was revised to indicate the dates to be from August 14, 2023 through December 11, 2023. Please revise or clarify.

13. We note the disclosures regarding executive compensation in Notes 6 and 7 on page F-13 and on page 24. Please update the compensation for 2023 on page 24 to that in your Form S-1/A Amendment No. 1 filed on September 19, 2024. Address the difference between that total of $821,788 and Payroll and related expenses of $963,055 in the Statement of Operations on page F-5. Additionally, consider that some 2023 compensation was paid via stock compensation. Please clarify or revise.

Form 8-K Filed October 8, 2024

Item 4.01 Changes in Registrant's Certifying Accountant, page 1

14. Please amend the Form 8-K to ensure your disclosures are in compliance with all sections of Item 304 of Regulation S-K and include an updated letter from the former accountant, Green Growth CPAs, as Exhibit 16.1.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Cassi Olson